Filed Pursuant to Rule 424(b)(3)
Prospectus Supplement to Prospectus Dated November 14, 2002 Relating to Registration Statement 333-32946

The following shareholder is added as a Participating Securityholder:

	Number of Shares	Percentage of Class		Shares Being Offered
	Shares of Common Stock Owned Prior to Offering
LFREF II SFI LLC	1,101,293	1.0	%(1)	1,101,293

(1)
Based upon 110,025,816 shares of common stock outstanding.

LFREF II SFI LLC is a Delaware limited liability company whose members are Lazard Fréres Real Estate Fund II L.P., Lazard Fréres Real Estate Offshore Fund II L.P. and LF Offshore Investment L.P. The three members of LFREF II SFI LLC are referred to in this prospectus supplement and the related prospectus as the "Lazard Investors." The Lazard Investors acquired warrants to purchase 6.0 million shares of iStar Financial's common stock, subject to anti-dilution adjustments, in December 1998. The warrants carried an exercise price of $34.35 per share, after giving effect to anti-dilution adjustments, and had an expiration date of December 2005. The Lazard Investors exercised all of the warrants in April, 2004. In lieu of paying the excise price in cash, the Lazard Investors instructed iStar to withhold a number of shares having a value equal to the aggregate exercise price, as permitted under the terms of the warrants. As a result, iStar issued an aggregate of 1,101,293 shares of common stock to the Lazard Investors. The Lazard Investors contributed all of the shares of iStar common stock issued upon exercise of the warrants to their affiliate, LFREF II SFI LLC, which is being named as a Participating Securityholder.

The managing member of LFREF II SFI LLC is Lazard Fréres Real Estate Fund II L.P. Lazard Fréres Real Estate Fund II L.P.'s general partner is Lazard Fréres Real Estate Investors L.L.C. Matthew J. Lustig, a former director of iStar Financial, is a Managing Principal of Lazard Fréres Real Estate Investors L.L.C.

The date of this Prospectus Supplement is July 23, 2004.